UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               The Eastern Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   276317 10 4
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Clay Lifflander
     MMI Investments, L.L.C., RR1, Box 167D, Wing Road, Millbrook, NY 12545
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 29, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

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                                  SCHEDULE 13D

- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     2      of      11      Pages
          -----------                         -------        --------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MMI Investments, L.L.C.
          TIN 14-1790769
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC, OO
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       162,900
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       162,900
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          162,900
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.04%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 11 Pages

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- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     3      of      11      Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millbrook Capital Management Inc.
          TIN 13-3540644
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       162,900
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       162,900
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          162,900
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.04%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 11 Pages

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- ----------------------------------     ----------------------------------------
CUSIP No. 276317 10 4                   Page     4      of      11      Pages
          -----------                        ---------      -----------
- ----------------------------------     ----------------------------------------
- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Clay B. Lifflander
          SSN ###-##-####
- -------------------------------------------------------------------------------
2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
- -------------------------------------------------------------------------------
3         SEC USE ONLY

- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
- -------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
- -------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                       162,900
        NUMBER OF
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       162,900
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       0
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          162,900
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.04%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 4 of 11 Pages

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                                  SCHEDULE 13D


Item 1.  Security and Issuer

                  This statement relates to the Common Stock, no par value per share (the "Shares"), of The Eastern Company, a Connecticut corporation (the "Company"), the principal executive offices of which are located at 112 Bridge Street, Naugatuck, Connecticut 06770.


Item 2.  Identity and Background

                  This statement is being filed by each of the following, who are collectively referred to herein as the "Reporting Persons":

          1. MMI Investments, L.L.C., a Delaware limited liability company ("MMI");

          2. Millbrook Capital Management Inc., a New York corporation ("Millbrook"); and

          3.        Clay B. Lifflander, a Director and President of Millbrook.


          The principal business address for each of the Reporting Persons is RR1, Box 167D, Wing Road, Millbrook, New York 12545.

          MMI is a limited liability company organized under the Delaware Limited Liability Company Act. MMI is primarily engaged in the business of investing in securities.

          Millbrook's principal business is to manage investments in publicly traded securities as well as in private companies. Millbrook is the Manager of MMI, and as such, it has the sole power to vote and dispose of investment securities held by MMI. Millbrook's officers are Clay B. Lifflander, President; Jeffrey C. Gerstel, Chief Financial Officer; and David H. Bova, Vice President (Messrs. Lifflander, Gerstel and Bova are referred to collectively herein as the "Millbrook Principals"). The Millbrook Principals are the directors of Millbrook. The Millbrook Principals and Millbrook are also members of MMI. John
S. Dyson, the sole stockholder of Millbrook, has executed an irrevocable proxy giving Mr. Lifflander the power to vote the shares of capital stock of Millbrook that he owns. The principal business address for the Millbrook Principals is RR1, Box 167D, Wing Road, Millbrook, New York 12545, and each of them is a United States citizen. The principal employment for the Millbrook Principals is in their respective capacities with Millbrook listed above.

          During the last five years, none of the Reporting Persons or Millbrook Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

          During the past five years, none of the Reporting Persons or Millbrook Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such


                               Page 5 of 11 Pages

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proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          The aggregate cost of the Shares beneficially owned by the Reporting Persons was approximately $1,985,307, including brokerage commissions. All of these Shares were acquired by MMI using its working capital and general margin financing to MMI from a broker or brokers pursuant to standard margin agreements. The positions held in margin accounts are pledged as collateral security for the repayment of debit balances in such accounts.


Item 4.  Purpose of Transaction

          MMI acquired Shares of the Company because MMI believes that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying business and assets. MMI intends to seek to maximize the value of its investment by working with Company management to effectuate value enhancement strategies for all stockholders. Such strategies may include, but are not limited to, strategic acquisitions, divestiture of underperforming assets, new product development, board representation, dividend policy adjustment, leveraged recapitalization, sale of the Company, and/or a management buyout. MMI intends to review its investment in the Company on a continuing basis and, depending upon any discussions with management of the Company, the price and availability of the Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to MMI, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its or its affiliates' investments in the Company through open market or privately negotiated transactions.

          Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in:

          a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

          e. Any material change in the present capitalization or dividend policy of the issuer;


                               Page 6 of 11 Pages

          f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer if a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          j.        Any action similar to any of those enumerated above.


The Reporting Persons reserve the right, either individually or together with each other or with one or more other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the above-mentioned actions.


Item 5. Interest in Securities of the Issuer

          (a) As of May 8, 1996, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) 162,900 Shares, or 6.04% of the 2,696,284 Shares outstanding as of February 24, 1996 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

          As Manager of MMI, Millbrook has sole power to vote and dispose of investments held by MMI; therefore, it beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI. Mr. Lifflander, President, a Director and holder of a proxy giving him power to vote the capital stock of Millbrook, has the power to direct Millbrook to vote or dispose of the Shares held by MMI; therefore, he beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI.

          (b) As sole owner of the Shares that it holds, MMI has sole voting and dispositive power over the 162,900 Shares that it owns directly. As Manager of MMI, Millbrook has the sole power to direct the voting or disposition of the Shares held by MMI; thus, Millbrook has sole voting and dispositive power over such Shares. As President, a Director and as holder of a proxy giving him power to vote the capital stock of Millbrook, Mr. Lifflander has the sole power to direct Millbrook on the voting or disposition of Shares held by MMI; thus, Mr. Lifflander also has sole voting and dispositive power over such Shares.

          (c) The Reporting Persons became beneficial owners for purposes of Rule 13d-3 of more than five percent of the Shares on April 29, 1996. See
Exhibit 1 for a list of purchase transactions with respect to

                               Page 7 of 11 Pages

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Shares executed by MMI prior to the date of this report. All such purchases were made on the open market through the facilities of the American Stock Exchange.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by MMI.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as otherwise set forth in Item 3, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Millbrook Principals, has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

  Exhibit 1       Schedule of Transactions.

  Exhibit 2       Joint Filing Agreement dated May 8, 1996.



                               Page 8 of 11 Pages

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                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         MMI INVESTMENTS, L.L.C.


                                By:      /s/ Clay B. Lifflander
                                         ------------------------------------
                                         Clay B. Lifflander
                                         as President of Millbrook
                                         Capital Management Inc.,
                                         Manager of MMI Investments,
                                         L.L.C.


                                         MILLBROOK CAPITAL MANAGEMENT INC.

                                By:      /s/ Clay B. Lifflander
                                         ------------------------------------
                                         Clay B. Lifflander
                                         President


                                         /s/ Clay B. Lifflander
                                         ------------------------------------
                                         Clay B. Lifflander
                                         Individually



Dated: May 8, 1996

                               Page 9 of 11 Pages

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                                                               Exhibit 1


                            Schedule of Transactions
                Purchases of Common Stock of The Eastern Company
                           by MMI Investments, L.L.C.

                                                                   Price
      Date                          Shares                       Per Share

     2/5/96                        17,300                         $12.25
     2/9/96                         7,000                          12.50
    2/12/96                           700                          12.50
    2/14/96                        14,200                          12.19
    2/20/96                         4,400                          12.00
    2/27/96                           400                          12.00
    2/29/96                         3,000                          12.00
     3/4/96                         2,000                          11.88
     3/5/96                        10,500                          12.00
     3/5/96                         1,000                          11.88
     3/7/96                         2,000                          12.00
     3/7/96                         3,600                          12.13
    3/11/96                           200                          12.00
    3/13/96                        44,600                          12.25
    3/22/96                           800                          11.95
    3/25/96                           600                          12.00
    3/26/96                           300                          12.00
    3/27/96                           600                          12.00
    3/28/96                           700                          12.00
    3/29/96                         1,000                          12.00
     4/2/96                         1,100                          11.88
     4/4/96                         9,900                          12.00
     4/9/96                         4,100                          11.88
    4/10/96                         1,900                          11.75
    4/29/96                        10,400                          11.50
    4/30/96                           500                          11.63
     5/1/96                           500                          11.88
     5/2/96                         6,100                          11.88
     5/3/96                         6,000                          12.39
     5/6/96                         7,500                          12.48


                               Page 10 of 11 Pages

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                                                                  Exhibit 2

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 8, 1996 (including amendments thereto) with respect to the Common Stock of The Eastern Company. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


                                         MMI INVESTMENTS, L.L.C.


                                   By:   /s/ Clay B. Lifflander
                                         ------------------------------------
                                         Clay B. Lifflander
                                         as President of Millbrook
                                         Capital Management Inc.,
                                         Manger of MMI Investments, L.L.C.


                                         MILLBROOK CAPITAL MANAGEMENT INC.


                                   By:   /s/ Clay B. Lifflander
                                         ------------------------------------
                                         Clay B. Lifflander
                                         President


                                         /s/ Clay B. Lifflander
                                         ------------------------------------
                                         Clay B. Lifflander
                                         Individually


Dated:  May 8, 1996




                               Page 11 of 11 Pages